Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Earnings:
Pretax income	$67,425	$39,902	$118,866	$94,563
Add fixed charges as adjusted (from below)	34,109	33,989	67,979	67,457

	$101,534	$73,891	$186,845	$162,020

Fixed charges:
Interest expense:
Corporate	$31,458	$31,590	$62,498	$62,362
Amortization of deferred financing costs	1,025	796	2,286	1,694
1/3 of rental expense	1,626	1,603	3,195	3,401

Fixed charges	$34,109	$33,989	$67,979	$67,457

Ratio (earnings divided by fixed charges)	2.98	2.17	2.75	2.40